







INVEST IN **DRIVEMIND**

# DriveMind is developing robotic delivery vehicles for last-mile package delivery

PITCH VIDEO INVESTOR PANEL

DRIVEMIND
Computer generated artist's rendition

drivemind.com Sparta NJ

Hardware | Software | Technology | Robotics | Artificial Intelligence

LEAD INVESTOR

**Michael Hough**

I chose to invest in DriveMind for the founder, Howard Stark. As long as I have known Howy, he leads his peers. His innovation, imagination, and curiosity are ever present and infectious. From singlehandedly building a plotter and user interface during his undergrad at Grove City College to his multiple award wins, Howy is always achieving his goals. To put it simply, Howy solves every problem placed before him. I can't wait to see the products DriveMind develops.

**Invested $10,000 this round**

## Highlights

1. Accepted into NVIDIA's startup accelerator program
2. $200,000 raised in first part of this round
3. Highly technical founder with a long history of designing revolutionary products

## Our Founder

**Howard Stark** Howard Stark, Founder / CEO

Senior software / hardware engineer with BSEE degree. Awarded two Emmy's and two Motion Picture Academy awards for revolutionary product design in the TV and Film industry.

We are excited to build the most efficient way to transport packages locally. Why use a 2000 pound passenger car to deliver a sandwich? Let's make package delivery super efficient and cost effective.

car to deliver a sandwich? Let's make package delivery super efficient and cost effective.

## Pitch

DRIVEMIND

# COMPANY OVERVIEW



## WHO WE ARE

DriveMind is developing autonomous robotic vehicles that bridge current technology gaps to revolutionize package delivery.

DriveMind pairs Machine Learning with remote human assistance to offer more reliable autonomous vehicle solutions.

Founded: 2018

HQ: Sparta, NJ



## THE SOLUTION

Zero-occupant, street-legal autonomous vehicles designed to accommodate a wide range of business applications

Remote human assistance addresses abnormal circumstances that limits a pure Machine Learning approach to self-driving





## THE PRODUCT

DriveMind's long-term aim is to develop a street-legal, point-to-point robotic delivery vehicle that can offer significant operational efficiencies across various industry applications:



5 ft-tall electric point-to-point delivery vehicle with locked compartments to carry goods

Zero-occupants. Built to protect pedestrians and all objects external to vehicle



## TECHNOLOGY

DriveMind's proprietary technology will support long-term delivery vehicle development, but can also be applied to other use cases with less regulatory involvement

**Low Latency Intercontinental Remote Control**

Development of long-distance teleoperation capabilities utilizing decades of low latency wireless communication and compression algorithm design expertise.

**Human Assisted Autonomous Robotics**

Robotic system that utilizes remote human assistance for 1-5% of its operational up-time. Remote operators monitor 5-10 vehicles at one time to assist as needed.



## THE PROBLEM

Businesses have immediate needs for cost-saving

automation, but self-driving initiatives have failed to offer reliable solutions that address current technology gaps.

### Immediate need for automation

41% of executives say last-mile delivery is the most significant supply chain cost driver

### Lack of market-ready solutions

Efforts to deliver Level 5 autonomous vehicles has resulted in over-reliance on Machine Learning and path planning / mapping deficiencies

DRIVEMIND

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# WHY NOW?

### Pandemic-induced surge in Autonomous Delivery interest

Online orders and contactless delivery are increasingly entrenched behaviours that drove $6B in AD investment leading to May 2020.

### Skyrocketing growth projections in Autonomous Delivery

The global autonomous last-mile delivery industry is projected to grow to $76B by 2030 at a compound annual growth rate of 24%.

### Regulators recognize safety benefits

Increased traffic congestion due to delivery surge has drawn attention to Autonomous Vehicle impact to safety. 94% of serious accidents are due to human error.

DRIVEMIND

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# MARKET SIZE



**$15B**
Global Autonomous Last Mile Delivery and Security Robots Total Available Markets 2021

**$6B**
North America Autonomous Last Mile Delivery and Security Robots Markets 2021

**$296M**
Assumed 5% market penetration of North America Autonomous Last Mile Delivery and Security Robot Markets 2021

TAM

SAM

SOM

DRIVEMIND

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# COMPETITIVE ADVANTAGE

### Intercontinental Teleoperation

DriveMind is building a low latency wireless communication system for long distance teleoperation, enabling further cost reductions

### Use case versatility

Competitors offer narrowly-focused solutions. DriveMind aims to accommodate a wide range of B2B and B2C applications

DRIVEMIND

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# BUSINESS MODEL & PRICING

DriveMind will utilize a Robotics-as-a-Service (RaaS) model, charging per-hour of operation in addition to set-up and maintenance fees.

### FLEET LEASING

Vehicles leased in fleets directly to large companies

Initial set-up fee for path planning, $1000

### HOURLY OPERATION FEE

$7 hourly operation fee vs. $15 to $30 per hour delivery driver

Estimated revenue per vehicle per year $60K

Customer saves $50K to $100k per year for each vehicle they lease

### MAINTENANCE CONTRACTS

Vehicles to have 4 to 6-year lifespan

Vehicle maintenance and fuel/electricity costs are less than half of conventional gas-powered car

DRIVEMIND





Thank You!

DRIVEMIND

Howard Stark, Founder & CEO  |  info@drivemind.com